Exhibit 99.1

"Spark unlocks path to $50MM Adjusted EBITDA in 2020 as it achieves final regulatory step necessary to close its acquisition of Zoosk"

San Francisco, Berlin, June 18, 2019. Spark Networks SE (NYSE American: LOV) (“Spark”), a leading global dating company, today announced that after a hearing before the California Commissioner on June 17, 2019 (the “California Fairness Hearing”), the California Department of Business Oversight issued a permit to Spark to allow it to issue securities in exchange for the outstanding securities of Zoosk, Inc. (“Zoosk”) in connection with Spark’s previously announced proposed acquisition of Zoosk. The Zoosk acquisition – expected to close on or around July 1st, subject to the satisfaction of customary closing conditions – will make Spark North America’s second-largest dating company. Based on the identified synergies and the current financial trajectory of the two companies, Spark expects to achieve over $50 million of Adjusted EBITDA in 2020, or nearly $2 per share assuming Spark’s post-merger share count. The California Fairness Hearing marks the second and last major milestone in the successful completion of the Zoosk acquisition, a move that will solidify Spark’s leadership position in the dating industry.

Spark’s focus has long been to create shareholder value through product and operational excellence, cost efficiency, and market disruption, and the acquisition of Zoosk will further support this multi-brand, multi-geography strategy.

“Within the limits of applicable law, we have been working with Zoosk for the past months to validate synergy opportunities via expense reductions and marketing efficiencies, while exploring the opportunity to quickly launch new products and further expand our platform’s reach in 2020 and beyond. Both companies are eager to put the planning into action,” said Jeronimo Folgueira, CEO of Spark. “We feel very confident about our 2020 Adjusted EBITDA target of over $50 million given the preparation that has been done to date, which we believe will deliver substantial shareholder value,” Jeronimo added.

Steven McArthur, CEO of Zoosk, added: ‘’With Spark's focus on cost efficiency, a stable scalable platform, and a unified management and strategy, Spark has an exciting period ahead to deliver shareholder value.”

Rob O’Hare, the Chief Financial Officer of Spark, will move to San Francisco post-closing to ensure a smooth transition, and will continue to serve as the Company’s CFO while also leading the integration of Zoosk. Additionally, Herbert Sablotny, Spark’s former Chief Strategy Officer, will rejoin the Company to assist in the Zoosk integration efforts, having previously supported the integrations of Attractive World and Spark Networks, Inc. The Company is also delighted to have secured the support of Yopeso, a trusted technology partner for both established companies and startups, that will provide low-cost, effective technology support to minimize integration risk.

Key members of the Zoosk team are also expected to remain with the Company for a longer transition period to secure a smooth integration. Additionally, at the time of this press release, the requisite Zoosk stockholders have approved the transaction.

ABOUT SPARK NETWORKS SE

Spark Networks SE is a leading global dating company listed on the New York Stock Exchange American under the ticker symbol "LOV”. The Company’s widening portfolio of premium and freemium dating apps include EliteSingles, Jdate, Christian Mingle, eDarling, JSwipe and SilverSingles, among others. The planned acquisition of Zoosk is expected to make Spark the second largest dating company in North America upon closing. Spark believes that the acquisition will provide a two-fold increase in scale, with monthly paying subscribers topping one million globally.

Written requests should be directed to:
Spark Networks SE
Attn: Zoosk Acquisition
Kohlfurter Straße 41/43
Berlin 10999
Germany

Alternatively, email requests may be directed to investor@spark.net

Non-IFRS Financial Metrics

Adjusted EBITDA is defined as earnings before interest, taxes, depreciation, amortization, share-based compensation, impairment of intangibles, and non-recurring costs. Adjusted EBITDA is not a measure defined by IFRS. The most directly comparable IFRS measure for Adjusted EBITDA is net (loss)/profit for the relevant period. This measure is one of the primary metrics by which Spark evaluates the performance of its businesses, budget, and forecast and compensates management. Spark believes this measure provides management and investors with a consistent view, period to period, of the core earnings generated from ongoing operations and excludes the impact of items that Spark does not consider representative of its ongoing operating performance, including: (i) non-cash items such as share-based compensation, asset impairments, non-cash currency translation adjustments, (ii) one-time items that have not occurred in the past two years and are not expected to recur in the next two years, including severance, transaction advisory fees, and integration costs, and (iii) discontinued operations. Adjusted EBITDA should not be construed as a substitute for net loss (as determined in accordance with IFRS) for the purpose of analyzing Spark's operating performance or financial position, as Adjusted EBITDA is not defined by IFRS.

Spark's Adjusted EBITDA expectation for the combined company in 2020 does not include certain charges and costs. The adjustments to EBITDA in these periods are generally expected to be similar to the kinds of charges and costs excluded from Adjusted EBITDA in prior quarters, such as (i) non-cash items such as stock-based compensation, asset impairments, non-cash currency translation adjustments related to an inter-company loan and (ii) one-time items that have not occurred in the past two years and are not expected to recur in the next two years. The exclusion of these charges and costs in future periods will have a significant impact on the combined company's Adjusted EBITDA. Spark Networks SE and Zoosk are not able to provide a reconciliation of this non-IFRS financial guidance to the corresponding IFRS measure without unreasonable effort because of the uncertainty and variability of the nature and amount of these future charges and costs.

Forward Looking Statements:

This press release contains "forward-looking statements" as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. All statements in this press release other than statements of historical fact are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause Spark Networks SE's or Zoosk Inc.'s or the combined company's actual performance or achievements to be materially different from those described in the forward-looking statements. Forward-looking statements speak only as of the date they are made, and Spark Networks SE assumes no duty to update any forward-looking statements. We caution readers that a number of important factors could cause actual results to differ materially from those expressed in, or implied or projected by, such forward-looking statements. Such forward-looking statements include, but are not limited to, statements using forward-looking terminology such as "will" and "expect,” statements about the benefits of the business combination to the existing brand portfolio and our positioning in the online dating market, statements about the size of combined company and the number of monthly paying subscribers of the combined company, statements about the ability to deliver increased scale, grow profitability and drive meaningful margin expansion as a result of the planned completion of the acquisition, and other statements that are not historical facts. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (i) the possibility that the proposed transaction does not close when expected or at all because certain conditions to closing are not satisfied on a timely basis or at all; (ii) changes in Spark Networks SE's share price before closing, including as a result of the financial performance of Spark Networks SE or Zoosk Inc. prior to closing, or more generally due to broader stock market movements, and the performance of peer group companies; (iii) the risk that the benefits from the transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Spark Networks SE and Zoosk Inc. operate; (iv) the ability to promptly and effectively integrate the businesses of Spark Networks SE and Zoosk Inc.; (v) diversion of management time on merger-related issues; and (vi) other risks that are described in Spark Networks SE's public filings with the SEC. For more information, see the risk factors described in Spark Networks SE's Annual Report on Form 20-F and other subsequent filings with the SEC.

Additional Information About the Acquisition and Where to Find It:

The parties intend that Spark Networks SE will issue Spark American Depositary Shares representing Spark Ordinary Shares in the transaction in reliance upon an exemption from registration provided by Section 3(a)(10) of the Securities Act of 1933, as amended Stockholders of Zoosk are advised to read the important information about the transaction and details about the fairness hearing, including a formal notice of the hearing, that has been published and made available to Zoosk stockholders in accordance with Section 25142 of the California Corporations Code. The information statement, fairness hearing notice, and other relevant materials (when they become publicly available) may be obtained free of charge by contacting Spark Networks SE at legal@affinitas.de. This communication does not constitute an offer to sell, or a solicitation of an offer to buy, any securities.